IQVIA Holdings Inc. (IQV)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278.

Important Information on Proposal No. 3:
Amendments to Certificate of Incorporation to Remove Supermajority Voting Standards

Management omitted to mention that a rule 14a-8 shareholder proposal was submitted on the same topic as this management Proposal 3 in October 2020. Thus arguably the shareholder proposal is the primary reason that management is belatedly addressing this topic in a management proposal.

This is a link to the shareholder proposal and the management effort to block the shareholder proposal:
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2020/cheveddeniqvia122320-14a8.pdf

Management does not seem to have much enthusiasm for its own proposal so I am urging a yes vote for the management proposal. It is especially important to get a high shareholder voting turnout for this proposal because it needs a 75% vote from all shares outstanding. If a shareholder sits out this election it is the same as an against vote on this management proposal.

Management also does not seem to have much enthusiasm in regard to its own proposal 2 which could pave the way for an annual vote in regard to the amount of management pay. It is especially important to vote for an annual say on pay shareholder vote because IQVIA shareholders rejected management pay at the 2020 annual meeting and are currently locked out of voting in regard to management pay until 2023.

The 2021 shareholder proposal on the topic of Proposal 3 contained this text:

“Adopting simple majority vote [the topic of management proposal 3] can be a first step to make the corporate governance of IQVIA Holdings more competitive and unlock shareholder value. This is all the more important because executive pay was rejected by 53% of shares at the 2020 annual meeting. This is a black mark for Mr. Ronald Rittenmeyer who chaired the Executive Pay Committee and perhaps a sign that Mr. Rittenmeyer is ready for retirement. It is also an inherently a bad practice to have a CEO like Mr. Rittenmeyer set the pay of another CEO. It is like having a union boss set hourly wages.

“A number of governance best practices are just waiting to be adopted at IQV by an enlightened Board of Directors and an enlightened Chairman of the Governance Committee. For instance, annual election of each director, a shareholder right to call a special shareholder meeting and a shareholder right to act by written consent.”

Please vote for Proposal 3 which would remove outdated 75% vote requirements and
Check the 1 Year box in Proposal 2 for an annual say on management pay vote

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.